UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

85 Medinat ha-Yehudim St.

Herzliya,
4676670, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On May 14, 2026, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it will hold Extraordinary General Meeting of Shareholders (the “Meeting”) on June 22, 2026, at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel at 04:00 PM (Israel Time). However, on June 22, 2026, the Meeting was adjourned for one week to the same day, time and place due to lack of quorum.

The Company announces today, the results of the Meeting, held today, Monday, June 29, 2026, in Tel Aviv, Israel. At the Meeting, all of the proposals set forth in Company’s announcement dated May 15, 2026, were approved by the required majority of the shareholders. The resolutions were as follows:

1.	To approve the acquisition of not less than 80% and up to 100% of the issued and outstanding share capital of Psyga Bio Ltd. (“Psyga”) as a result of which the Company shall become the controlling shareholder of Psyga, in exchange for the issuance by the Company, by way of a private placement, of the Psyga Consideration comprising of the Issued Shares and the Milestone Warrants, all as described in the proxy statement and on the terms and subject to the conditions set forth in the SPA;

2.	To approve a private placement of up to US$1,500,000 from Mr. Alexander Rabinovitch (the “Interested Party”) and/or one or more other investors, to be funded conditional upon the consummation of the Transaction, as further described in the proxy statement;

3.	To approve, conditional upon the approval of Resolutions 1 and 2 above, an increase of the Company’s authorized share capital by 2,900,000,000 shares, such that following the increase, the authorized share capital will consist of a total of 5,800,000,000 ordinary shares, par value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly; and

4.	To approve the appointment of BARZILY & CO. C.P.A (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL Biopharmaceuticals Ltd.

Date: June 29, 2026	/s/ Noam Band
Noam Band Chief Executive Officer

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